SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 27, 2019

1.      Date, Time and Place. On March 27, 2019, at 10:30 p.m., at the headquarters of Gafisa S.A. (“Company”), in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2.      Call Notice and Attendance. Call notice sent by the Chairman of the Board to the electronic address of other members of the board of directors. All members of the Board of Directors attended the meeting.

3.      Composition of the Board. Chairman: Mr. Augusto Marques da Cruz. Secretary: Mr. Marcelo Janson Angelini.

4.      Agenda. (i) deliberate on the proposal submitted by the Company’s Board of Executive Officers referring to the text providing clarifications on the financial statements for the fiscal year ended December 31, 2018; (ii) deliberate on the resignations of Mrs. Ana Maria Loureiro Recart and Mrs. Karen Sanchez Guimarães in the capacity of statutory officers and members of the Company’s Board of Directors; and (iii) elect new Chief Executive Officer, Chief Financial and Investor Relations Officer and Chief Operating Officer of the Company.

5.            Resolutions. The following was resolved:

5.1.        The Board members unanimously approved the text providing clarifications on the financial statements for the fiscal year ended, according to the proposal submitted by the Company’s Board of Executive Officers;

5.2.        The Board members unanimously accepted the resignation of Mrs. Ana Maria Loureiro Recart, and Mrs. Karen Sanchez Guimarães in the capacity of Statutory Officers and members of the Company’s Board of Directors, and their respective positions as members of the Board of Directors to remain vacant;

5.3.        By unanimous vote of remaining board members, elect the board member, Mr.  Roberto Luz Portella, Brazilian citizen, married, attorney, bearer of the identity card (RG) No. 1.830.755 IFP/RJ, enrolled with the individual taxpayer’s register (CPF/MF) No. 039.031.417-04, with business address in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar, to hold the position of Chief Executive Officer, Chief Financial and Investor Relations Officer of the Company. Elect Mr. Eduardo Larangeira Jácome, Brazilian citizen, married, business administrator, bearer of the identity card 13.211-3 issued by CRA-RJ and enrolled with the individual taxpayer’s register (CPF/MF) No. 362.763.247-87, residing and domiciled in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar, to hold the position of Chief Operating Officer of the Company, both with three-(3) year term of office as of this date or until their respective deputies take office.

(Integral part of the minutes of the Board of Directors’ meeting of Gafisa S.A. held on March 27, 2019 – 10:30 a.m.)

6.      Closing. With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, March 27, 2019. Signatures (undersigned) Augusto Marques da Cruz Filho, Chairman, Marcelo Janson Angelini, Secretary. Board members: Ana Maria Loureiro Recart, Augusto Marques da Cruz Filho, Karen Sanches Guimarães, Oscar Segall, Pedro Carvalho de Mello, Roberto Luz Portella and Thomas Cornelius Azevedo Reichenheim.

These minutes are a faithful copy of the original instrument drawn up in the Company’s records.

Augusto Marques da Cruz Filho Chairman	Marcelo Janson Angelini Secretary

(Integral part of the minutes of the Board of Directors’ meeting of Gafisa S.A. held on March 27, 2019 – 10:30 a.m.)

DECLARATION OF SECURITIES OWNERSHIP

I, Roberto Luz Portella, Brazilian citizen, married, attorney, bearer of the identity card (RG) No. 1.830.755 IFP/RJ, enrolled with the individual taxpayer’s register (CPF/MF) No. 039.031.417-04, with business address at Avenida Pedroso de Morais nº 1201, Pinheiros, São Paulo – SP, CEP 05419-001, declare, pursuant to Article 157 of Law No. 6.404/76 and Article 11 of CVM Instruction No. 358/02, under the penalties of law that: (i) I do not hold any security issued by the Company, its subsidiaries or entities pertaining to the same group; and (ii) I do not have spouse, partner, dependent included in my annual income tax return and/or direct or indirect subsidiaries holding any security issued by the Company and/or by companies controlled by or pertaining to the same group of the Company.

Pursuant to CVM Instruction No. 358/02, I also declare that I will inform the Company’s Investor Relations Officer on any alteration in the information given herein.

São Paulo, March 27, 2019

_________________________________________________

Roberto Luz Portella

Chief Executive Officer, Chief Financial and Investor Relations Officer

(Integral part of the minutes of the Board of Directors’ meeting of Gafisa S.A. held on March 27, 2019 – 10:30 a.m.)

DECLARATION OF SECURITIES OWNERSHIP

I, Mr. Eduardo Larangeira Jácome, a Brazilian citizen, marred, business administrator, bearer of the identity card No. 13.211-3 issued by CRA-RJ and enrolled with the individual taxpayer's register (CPF/MF) 362.763.247-87, residing and domiciled in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar, declare, pursuant to Article 157 of Law No. 6.404/76 and Article 11 of CVM Instruction No. 358/02, under the penalties of law that: (i) I do not hold any security issued by the Company, its subsidiaries or entities pertaining to the same group; and (ii) I do not have spouse, partner, dependent included in my annual income tax return and/or direct or indirect subsidiaries holding any security issued by the Company and/or by companies controlled by or pertaining to the same group of the Company.

Pursuant to CVM Instruction No. 358/02, I also declare that I will inform the Company's Investor Relations Officer on any alteration in the information given herein.

São Paulo, March 27, 2019

_________________________________________________

Eduardo Larangeira Jácome

Chief Operating Officer

(Integral part of the minutes of the Board of Directors' meeting of Gafisa S.A. held on March 27, 2019 - 10:30 a.m.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer